CURTISS MOTORCYCLE CO.

Curtiss is re-born to lead the future of luxury electric motoring on two wheels

🔵 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**



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OVERVIEW   DETAILS   UPDATES `23`   WHAT PEOPLE SAY `84`   ASK QUESTION `93`

Highlights

(1) Curtiss is an experienced, lean, thrifty world-class operation.

(2) Curtiss hopes to deliver sustainable growing net cash flow at the start of production in 2021

(3) Our first five months of production are fully pre-sold (20 units at one unit per week, to begin).

(4) We are entering a high-growth worldwide market which has no established leader.

Our Team



H Matthew Chambers CEO + Chairman of the Board

With over three decades of experience, Matt is one of the world's most experienced OEM motorcycle executives. His expertise and leadership has resulted in a highly skilled team, both internal and external.

We feel there has never been true luxury two-wheeled motoring.



JT Nesbitt Design + Engineering

A 25-year motorcycle industry veteran, JT is responsible for putting four unique motorcycle platforms into production. He holds five novel patents relating to motorcycle suspensions and chassis that have been developed and commercialized.



Jordan Cornille Design + Strategy

Jordan is an award-winning motorcycle designer and is responsible for a vast portfolio of architectural studies that coexist harmoniously within the Curtiss portfolio. His vision has helped create a company and brand of the future.

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Curtiss Motorcycle Co.



2021 Curtiss One

Our Strategy:

We have a simple "One, Two, Three" portfolio plan; think Mercedes-Benz S-class, E-class, and C-class.

- We launch with the *One*, our S-class. The pinnacle luxury motoring experience.





- The *Two*, our E-class, is scheduled to launch in 2022. A post luxury, "less is more" modern motoring experience.

- The *Three*, our C-class, which we plan to launch in 2024, is inspired by the *One* and *Two* and will feature several complex castings designed to reduce part count and cost.

The Problem:

We feel there has never been true luxury two-wheeled motoring. We believe we have resolved the matter with our uncompromised highest level approach to battery electric power on two wheels.



Scale and proportion comparison between other battery-electric motorcycles

The Solution:

Initiate production in 2021 with exactly the right instrument, the Curtiss *One*, created to be our luxury flagship, the best and finest possible.



The *One* features our proprietary, patent-pending *Centered Power Axis* design mounted via our unique, future-proof *Rider Centered Architecture,* the basis for all Curtiss models.



The patent-pending Centered Power Axis

Derived from an aircraft inspired, multi-load path advanced design construction, our *Rider Centered Architecture* ensures the most balance it is possible to achieve on two wheels.



Rider Centered Architecture

The *One* is the only motorcycle to have adjustable rake and trail, effectively giving the owner two bikes in one, and can easily toggle between Luxury and Sport set-ups.





Every Curtiss motorcycle is sustainably designed to last forever. We can upgrade your battery pack as technology matures without the need to replace the motorcycle you have grown to know and love.



Liquid cooled battery power pack

The Market:

Luxury loves electrification; Tesla proved this when they sold ten times more premium Model S's than Nissan Leaf and Chevy Bolt, combined, at two times the valuation.

The global market for premium battery electric motorcycles remains small, but is <u>estimated to grow at over 60% CAGR to $7 billion by 2026</u>. There is no substantial brand awareness in this space; Curtiss intends to take ownership where there is currently a void.

We are the right size for this high growth market. Our team is experienced in high-quality, hand-crafted motorcycle assembly and is designed to grow with this market.

We also know that <u>once you go electric, you do not go back</u>. The EV space will continue to grow while the internal combustion industry will simultaneously continue to decline. We believe this will take place most rapidly in luxury segments.

Our Model:

We have a simple, flat org chart. To optimize this *better way*, we negotiated what is now a proven partnership with US-based global manufacturer, Fast Radius.

Fast Radius creates all of our proprietary prototype parts at production cost and amortizes tooling for manufacture of those parts over the initial purchase order. They also manufacture and deliver all of our proprietary components just-in-time in a knock-down kit as a single part number for accounting and final assembly ease.

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Starting from the top with the *One*, just like Tesla with their Model S, we project profitability in year one of production. From there, we will expand our product portfolio for broader appeal to every taste, style, and pocketbook while always prioritizing Ferrari-like margins.

All units are pre-sold exclusively online, world wide. We will operate on a 6-month backorder basis, giving our customers 90 days to finalize their dream design, us 60 days to hand assemble their machine, and 30 days for validation and delivery.

This is how we will create the strongest foundation for Curtiss while optimizing your return on investment.

What We Create:

Romantic desire like never before in the world of motoring, made possible by battery electric technology; always featuring timeless design, perfect proportion, and just the right amount of decadence.



Our Traction:

We are starting with 5 months worth of online pre-sales of the *One* (20 units, at 1 unit per week), 650+ qualified expressions of interest, and over 100 existing customers who have expressed interest to buy.

- We believe we can pre-sell 60 more Curtiss *One's* by July 2021.

- We believe we can deliver 80 production units in 2021.

- We believe we can earn net cash flow of approximately 13% on this business.

- We believe we can sustainably, profitably grow Curtiss *One* sales.

- We plan to introduce Curtiss *Two* in 2022 and Curtiss *Three* in 2024.

- We believe this portfolio will increase sales and drive Curtiss global awareness.



Our Advantages:

We believe that our experience is ideal, our timing is excellent, our launch product is perfect and our initial market segment entry is smart.

We are the right size and 100% focused.

Establishment OEM's are diluted by stranded assets and human resource obsolescence.

Our Vision:

To build and own the luxury market for battery electric motorcycles world wide, earning Ferrari-like margins.



Why Join:

You have the opportunity to join the perfectly-timed launch of the ideal, scalable, proprietary platform architecture that is entering into a market with a high potential for growth. We are thoroughly prepared and intensely focused on entering this market with the right instrument (the *One*), in the right space (luxury), at the right time (2021). We espouse an anti-obsolescent, sustainable culture and we invite you to join our future.